LUNA AZUL DEVELOPMENT FUND, LLC
17865 Ballinger Way NE
Seattle, Washington 98155
206.310.9034

March 07, 2016

Mr. Tom Kluck, Legal Branch Chief
Mr. Rahul Patel, Staff Attorney
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington, D.C. 20549
patelr@sec.gov

Re:	Luna Azul Development Fund, LLC Filed November 18, 2015 File No. 024-10484

Dear Messrs. Kluck and Patel:

Luna Azul Development Fund, LLC (the “Company”) hereby requests acceleration of the effective date and time of the above-referenced offering statement to Thursday, March 10, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LUNA AZUL DEVELOPMENT FUND, LLC

/s/ Mark Roth

Mark Roth, Manager
MR/gjt